UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C. 20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. __)*

                     GOLF TRUST OF AMERICA, INC.

                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   (Title of Class of Securities)

                              38168B103

                           (CUSIP Number)

                            May 11, 2005
       (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 38168B103					Page 2 of 9
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|1 |NAME OF REPORTING PERSON                                        |
|  |                                                                |
|  |                               Amajac Capital Management LLC    |
|  |                                                                |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]    |
|  |                                                    (b) [  ]    |
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|3 |SEC USE ONLY                                                    |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|  |                                                                |
|  |         Delaware                                               |
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|                |      5      |SOLE VOTING POWER                   |
|                |             |                                    |
|   NUMBER OF    |             |         -0-                        |
                 ----------------------------------------------------
|     SHARES     |      6      |SHARED VOTING POWER                 |
|  BENEFICIALLY  |             |                                    |
|    OWNED BY    |             |         370,200 shares             |
                 ----------------------------------------------------
|      EACH      |      7      |SOLE DISPOSITIVE POWER              |
|   REPORTING    |             |                                    |
|     PERSON     |             |         -0-                        |
                 ----------------------------------------------------
|      WITH      |      8      |SHARED DISPOSITIVE POWER            |
|                |             |                                    |
|                |             |         370,200 shares             |
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|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|  |                                                                |
|  |         370,200 shares                                         |
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|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN   |
|  |SHARES*                                                    [  ] |
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|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|  |                                                                |
|  |         5.1 %                                                  |
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|12|TYPE OF REPORTING PERSON*                                       |
|  |         IA                                                     |
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
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CUSIP No. 38168B103					Page 3 of 9
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|1 |NAME OF REPORTING PERSON                                        |
|  |                                                                |
|  |         Jeffrey W. Priest                                      |
|  |                                                                |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]    |
|  |                                                    (b) [  ]    |
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|3 |SEC USE ONLY                                                    |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|  |                                                                |
|  |         United States                                          |
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|                 |      5      |SOLE VOTING POWER                  |
|                 |             |                                   |
|    NUMBER OF    |             |         -0-                       |
                  ---------------------------------------------------
|     SHARES      |      6      |SHARED VOTING POWER                |
|  BENEFICIALLY   |             |                                   |
|    OWNED BY     |             |         370,200 shares            |
                  ---------------------------------------------------
|      EACH       |      7      |SOLE DISPOSITIVE POWER             |
|    REPORTING    |             |                                   |
|     PERSON      |             |         -0-                       |
                  ---------------------------------------------------
|      WITH       |      8      |SHARED DISPOSITIVE POWER           |
|                 |             |                                   |
|                 |             |         370,200 shares            |
---------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|  |                                                                |
|  |         370,200 shares                                         |
---------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN   |
|  |SHARES*                                                    [  ] |
---------------------------------------------------------------------
|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|  |                                                                |
|  |         5.1 %                                                  |
---------------------------------------------------------------------
|12|TYPE OF REPORTING PERSON*                                       |
|  |         IN                                                     |
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


Item 1(a).   Name of Issuer:

         	Golf Trust of America, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

         	10 North Adger's Wharf Charleston, SC 29401

Item 2(a).   Name of Person Filing:

         	This Schedule is being jointly filed by:

         	(i) Amajac Capital Management LLC, a Delaware limited liability company, with respect to the shares held by each of Blackmore Partners LP, Blackmore Wallace Partners LP, Blackmore Offshore Fund, Ltd. and certain managed accounts for which Amajac Capital Management, LLC is the investment adviser.

         	(ii) Jeffrey  W.  Priest,  the Managing  Member  of
                     Amajac Capital Management LLC, with respect to the shares held by each of Blackmore Partners LP, Blackmore Wallace Partners LP, Blackmore Offshore Fund, Ltd. and with respect to certain managed accounts and certain managed accounts for which Amajac Capital Management, LLC is the investment adviser.

Item 2(b).   Address of Principal Business Office or, if None,
	     Residence:

         	2 High Ridge Park
         	Suite 309
         	Stamford, CT  06905

Item 2(c).   Citizenship:

         	(i) Amajac Capital Management LLC is a Delaware limited liability company.
         	(ii) Mr. Priest is a United States citizen.

Item 2(d).   Title of Class of Securities:

         	Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number: 38168B103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         	(a)  [ ]   Broker  or  Dealer  registered  under
                	   section 15 of the Act,

         	(b)  [ ]   Bank as defined in section 3(a)(6) of
                	   the Act,

         	(c)  [ ]   Insurance  Company as defined in section
                	   3(a)(19) of the Act,

         	(d)  [ ]   Investment Company  registered  under
                	   Section  8  of the Investment Company Act of
                	   1940,

         	(e)  [X]   An investment  adviser  in accordance with
                	   ss. 240.13d-1(b)(1)(ii)(E),

           	(f)  [ ]   An employee benefit plan  or endowment
                     	   fund in accordance with ss. 240.13d-
                	   1(b)(1)(ii)(F),

         	(g)  [ ]   A parent holding company  or  control
                	   person in accordance with ss. 240.13d-
                	   1(b)(1)(ii)(G),

         	(h)  [ ]   A savings association  as  defined  in
                      	   Section   3(b)   of   the   Federal  Deposit
                	   Insurance Act,

         	(i)  [ ]   A church plan that is excluded  from the
                	   definition  of  an  investment company under
                	   section 3(c)(14) of the  Investment  Company
                	   Act of 1940,

         	(j)  [ ]   A  group,  in  accordance  with ss. 13d-
                           1(b)(1)(ii)(J).

Item 4.    Ownership.

     		Amajac Capital Management LLC:

     		(a)  Amount beneficially owned: 370,200 shares

     		(b)  Percent of class: 5.1 %

     		(c)  Number of shares as to which such person has:

		       (i)  Sole  power  to vote or to direct the vote:
         		    None
         	       (ii) Shared power to  vote  or to direct the vote:
         	            370,200 shares
         	       (iii)Sole power to dispose or to direct the
         		    disposition of: None
         	       (iv) Shared power to dispose  or  to  direct  the
         		    disposition of: 370,200 shares


     		Jeffrey W. Priest:


     		(a)  Amount beneficially owned: 370,200 shares

     		(b)  Percent of class: 5.1 %

     		(c)  Number of shares as to which such person has:

		       (i)  Sole  power  to vote or to direct the vote:
         		    None
         	       (ii) Shared power to  vote  or to direct the vote:
         	            370,200 shares
         	       (iii)Sole power to dispose or to direct the
         		    disposition of: None
         	       (iv) Shared power to dispose  or  to  direct  the
         		    disposition of: 370,200 shares

Item 5.    Ownership of Five Percent or Less of a Class.

         	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More Than Five Percent on Behalf of Another
	   Person.

         	Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         	Not applicable.

Item 8.    Identification and Classification of Members of the Group.

         	Not applicable.

Item 9.    Notice of Dissolution of Group.

         	Not applicable.

Item 10.   Certification.

         	By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

			SIGNATURE

After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 2005

  				Amajac Capital Management LLC

				/s/ Jeffrey W. Priest
  				-----------------------------
				By:  Jeffrey W. Priest
  				Title:  Managing Member


				/s/ Jeffrey W. Priest
  				-----------------------------
				Jeffrey W. Priest, an individual

                   Joint Filing Agreement

Amajac Capital Management LLC, a Delaware limited liability company, and Jeffrey W. Priest, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule
13G, and any amendments thereto, filed on behalf of each of the parties hereto.



Dated:  May 19, 2005

  				Amajac Capital Management LLC

				/s/ Jeffrey W. Priest
  				-----------------------------
				By:  Jeffrey W. Priest
  				Title:  Managing Member


				/s/ Jeffrey W. Priest
  				-----------------------------
				Jeffrey W. Priest, an individual